EXHIBIT 2.1 TO FORM 8-K

March 31, 2011

Via Electronic Mail and Federal Express

Ambassadors International, Inc.
2101 4th Avenue, Suite 210
Seattle, WA 98121
(206) 292-9606

Attention:	Hans Birkholz
President and Chief Executive Officer

Dear Mr. Birkholz:

As you know, Whippoorwill Associates Inc. (“Whippoorwill”), through certain of its discretionary funds and accounts, is currently the sole lender under that certain Credit and Guaranty Agreement, dated as of March 23, 2010, among Ambassadors International Inc. (“Ambassadors”), Degrees Limited, Wind Star Limited and Wind Spirit Limited as borrowers, certain subsidiaries of Ambassadors as guarantors, and Law Debenture Trust Corporation as Administrative Agent (the “Prepetition Working Capital Facility”).  In addition, Whippoorwill, through certain of its discretionary funds and accounts, is the beneficial owner of approximately $17,264,962 principal amount of the $19,671,500 aggregate outstanding principal amount of 10% senior secured notes (“Second Lien Notes”) issued pursuant to that certain indenture (as supplemented by that certain First Supplemental Indenture, dated as of March 23, 2010, and as further amended, supplemented, restated or otherwise modified, the “Second Lien Indenture”), dated as of November 13, 2009 by and between Wilmington Trust FSB (Wilmington Trust FSB or any successor thereto in such capacity, the “Indenture Trustee”), Ambassadors as issuer, and the subsidiary guarantors named therein.

In response to your request for a commitment to purchase substantially all of the assets of Ambassadors and certain of its subsidiaries, Whippoorwill is pleased to present you with this letter agreement (“Letter Agreement”) constituting our commitment to purchase (through a newly-created designee of Whippoorwill to be formed prior to the consummation of the transaction (“Purchaser”)) certain assets pursuant to Section 363 of the Bankruptcy Code in accordance with the terms and conditions set forth herein and in the attached form Asset Purchase Agreement (as amended, supplemented or otherwise modified from time to time, the “Purchase Agreement”).1

1.           Transaction Overview.  Pursuant to and subject to the conditions contained in this Letter Agreement and the Purchase Agreement, Sellers will agree to sell, and Purchaser will agree to purchase, the Purchased Assets for consideration estimated to be approximately forty million dollars ($40,000,000), payable in the form of the following:

(i)
payment in full in cash and/or assumption by the Purchaser of all of Sellers’ outstanding obligations under the Prepetition Working Capital Facility and all of Sellers’ outstanding obligations under a debtor in possession financing facility (“DIP Facility” to be provided by Whippoorwill (“Assumed Credit Agreement Obligations”);2

(ii)
a credit bid and release of the Sellers pursuant to section 363(k) of the Bankruptcy Code, of obligations, claims, rights, actions, causes of action, suits, liabilities, damages, debts, costs, expenses and demands whatsoever, in law or in equity, arising under, or otherwise relating to, the Senior Secured Notes (the “Credit Bid and Release”) in an amount of not less than nineteen million dollars ($19,000,000); and

(iii)	assumption of the other Assumed Liabilities as further set forth in the Purchase Agreement (clauses (i) through (iii) the “Purchase Price Consideration”).

2.           Direction to Indenture Trustee / Conditions Precedent.  Subject to the terms and conditions precedent set forth in this Letter Agreement and the Purchase Agreement (including but not limited to Article 9 of the Purchase Agreement), Whippoorwill, as holder of approximately 87.8% of the outstanding Secured Lien Notes, agrees to use commercially reasonable best efforts to direct the Indenture Trustee to submit the Credit Bid and Release as a component of the Purchase Price Consideration.  It is expressly agreed that Whippoorwill’s and Purchaser’s obligations to consummate the transactions contemplated in this Letter Agreement and the Purchase Agreement are and remain subject to the Indenture Trustee’s submission of a valid and binding Credit Bid and Release.

3.           Commitment to Consummate the Transaction / Termination.  Upon receipt of a fully executed counterpart to this Letter Agreement, both parties agree, after obtaining any necessary approval of the Bankruptcy Court (which both parties agree to use commercially reasonable efforts to obtain), to enter into (or in the case of Whippoorwill, to cause Purchaser to enter into) the Purchase Agreement and thereafter to consummate the transactions described herein, subject to the terms and conditions set forth herein and in the Purchase Agreement (including but not limited to Article 9 of the Purchase Agreement).  This Letter Agreement may be terminated on the same terms and conditions for termination as are set forth in the Purchase Agreement provided that, prior to the formation of Purchaser, Whippoorwill shall be deemed to have the authority to act as Purchaser under the Purchase Agreement with respect to such termination rights.  Without limiting the generality of the foregoing, regardless of whether Purchaser is formed or whether Purchaser has executed the Purchase Agreement, Whippoorwill shall be entitled to terminate this Letter Agreement upon the occurrence of any event set forth in Article 3 of the Purchase Agreement that would give the Purchaser the authority to terminate the Purchase Agreement as if Purchaser had executed the Purchase Agreement.  In addition, Whippoorwill shall be entitled to terminate this Letter Agreement in the event that any Seller has breached any representation, warranty, covenant or agreement set forth in the Purchase Agreement, to be determined as if the Purchase Agreement had been executed as of the date hereof.

4.           Effect of Termination.  If this Letter Agreement is validly terminated in accordance with its terms, other than with respect to paragraph 11 below, each of the parties shall be relieved of its duties and obligations arising under this Letter Agreement and the Purchase Agreement effective as of the date of such termination and, other than as set forth in the last sentence of Section 3.6 of the Purchase Agreement, such termination shall be without liability to Whippoorwill or Sellers.

5.           Higher and Better Offers.  Subject to the terms and conditions of the Bidding Procedures Order and the Purchase Agreement, Whippoorwill expressly agrees that the transactions contemplated in this Letter Agreement and the Purchase Agreement shall be subject to higher and better offers.

6.           No Modification; Entire Agreement.  This Letter Agreement may not be amended or otherwise modified except in a writing signed by each of the parties hereto.  This Letter Agreement and the attachments hereto constitutes the sole agreement, and supersedes all prior agreements, understandings and statements, written or oral, between Whippoorwill on the one hand, and Ambassadors or any of its affiliates, on the other, with respect to the transactions contemplated hereby.

7.           Governing Law.  This Letter Agreement shall be deemed to be made in accordance with and in all respects shall be interpreted, construed and governed by the internal Laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflict of laws in the State of New York.

8.           Waiver of Jury Trial.  Each party acknowledges and agrees that any controversy which may arise under this Letter Agreement is likely to involve complicated and difficult issues, and, therefore, each such party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation directly or indirectly arising out of, under or relating to this Letter Agreement, or any of the transactions contemplated by this Letter Agreement.

9.           Counterparts.  This Letter Agreement may be executed in any number of counterparts (including by facsimile), each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.  Delivery of an executed counterpart of a signature page of this Letter Agreement by facsimile or other electronic transmission (in pdf or similar format) will be as effective as delivery of a manually executed counterpart hereof.

10.           Third Party Beneficiaries.  The parties hereto hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other parties hereto, and this Letter Agreement is not intended to, and does not, confer upon any person other than the parties hereto, any rights or remedies to enforce, or any other benefit of, or any right to rely upon, the Purchase Agreement or any provision of this Letter Agreement.

11.           Indemnification.  Ambassadors agrees to indemnify and hold harmless Whippoorwill and its affiliates, and each of their respective directors, officers, partners, members, employees, agents, counsel, financial advisors, accountants, tax advisors, reserve engineers and assignees (including affiliates of such assignees), in their capacities as such (each, an "Indemnified Party"), for and against any and all losses, claims, damages, liabilities or other expenses (“Losses”) to which such Indemnified Party may become subject from third party claims, insofar as such Losses (or actions or other proceedings commenced or threatened in respect thereof) or other expenses arise out of or in any way relate to or result from this Letter Agreement or the Purchase Agreement, and Ambassadors agrees to reimburse (on an as-incurred monthly basis) each Indemnified Party for any reasonable and documented legal or other reasonable and documented expenses incurred in connection with investigating, defending or participating in, or defending against or mitigating,  any such loss, claim, damage, liability or action or other proceeding (whether or not such Indemnified Party is a party to any action or proceeding out of which indemnified expenses arise); provided, however, that Ambassadors shall not indemnify any Indemnified Party from any Losses arising out of such Indemnified Party’s gross negligence or willful misconduct.  In the event of any litigation or dispute involving this Letter Agreement, neither Whippoorwill nor any other Indemnified Party shall be responsible or liable for any special, indirect, consequential, incidental or punitive damages.  The Indemnification Obligations shall remain effective whether or not any of the transactions contemplated in this Letter Agreement are consummated and notwithstanding any termination of the Purchase Agreement or this Letter Agreement, and the parties hereto acknowledge and agree that all such Indemnification Obligations shall be secured obligations under the Prepetition Working Capital Facility and, subject to approval of the Bankruptcy Court, the DIP Facility.

12.           No Recourse.  Notwithstanding anything that may be expressed or implied in this Letter Agreement, or any document or instrument delivered in connection herewith, by its execution of this Letter Agreement, each party hereto covenants, agrees and acknowledges that no liability arising from the other party’s breach of this Letter Agreement shall attach to, the former, current or future equity holders, controlling persons, directors, officers, employees, agents, affiliates, members, managers, general or limited partners, or counsel of such party or any former, current or future equity holder, controlling person, director, officer, employee, general or limited partner, member, manager, affiliate, counsel agent or assignee of any of the foregoing, whether by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable law, or otherwise.

13.           Assignment.  This Letter Agreement may not be assigned by Whippoorwill to any person or entity other than the Purchaser without the prior and express written consent of Ambassadors, which consent may be withheld in Ambassadors’ sole discretion.  Any attempted assignment without such consent shall be void.  Any assignment by Whippoorwill to the Purchaser shall not release Whippoorwill from its obligations hereunder.

________________________
1	Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Purchase Agreement.

2
This Letter Agreement is not an agreement or proposal to provide financing.  Any agreement to provide financing by Whippoorwill or any of its affiliates shall be agreed upon pursuant to a separate agreement, and nothing herein should be construed nor shall be deemed a commitment by Whippoorwill or any of its affiliates to provide financing on any terms.

[Signature Page Follows]

Sincerely,

Whippoorwill Associates, Inc., as agent for certain of its discretionary funds and accounts

/s/ Steven K. Gendal
By:
Name: Steven K. Gendal
Title: Principal

Acknowledged and Agreed:

AMBASSADORS INTERNATIONAL, INC,

By:	/s/ Hans Birkholz
Name: Hans Birkholz
Title: President and Chief Executive Officer